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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 7
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
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                        (Name of Issuer)
Common Stock, $.01 par value
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                 (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.


                           Page 1 of 4 Pages


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                                                    Page 2 of 4 Pages
Cusip No. 986073104

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.   SOLE VOTING POWER - 362,300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 362,300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   362,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.26%
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14.  TYPE OF
REPORTING PERSON*
     PN

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                                                   Page 3 of 4 Pages

This amendment further amends and supplements Schedule 13D dated June 11, 1998, as amended to date. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 5.   Interest in Securities of the Issuer.

(a) The Partnership owns, as of this date, 362,300 shares of Common Stock of the Company, constituting approximately 16.26% of the shares of Common Stock outstanding (based on 2,228,739 shares outstanding).

(b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, as a general partner of the Partnership and as Chairman and sole shareholder of the corporate general partner of the Partnership is in a position to direct the vote and/or disposition of the shares of Common Stock owned by the Partnership.

(c) The following table sets forth transactions in the Common Stock of the Company by the Partnership since Amendment No. 6 to Schedule 13D (which reported the last transactions by the Partnership in shares of the Issuer until the transactions reported herein).

         DATE OF                    NUMBER OF                 PRICE PER
         PURCHASE                    SHARES                     SHARE
         --------                   ---------                 ---------
         7/27/00                     35,000                     15.563
         11/09/00                    30,000                     15.500

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                                                      Page 4 of 4 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2000


GOULD INVESTORS L.P.
BY GEORGETOWN PARTNERS, INC.
MANAGING GENERAL PARTNER


By s/Simeon Brinberg __
Simeon Brinberg
Senior Vice President